

June 4, 2012

Via E-mail
Herman Yu
Chief Financial Officer
SINA Corporation
37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai, 200121 China

>   **Re: SINA Corporation**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed April 27, 2012**
>   **File No. 000-30698**

Dear Mr. Yu:

We have reviewed your filing and your response letter dated May 10, 2012, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 26, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 61

1.   In light of the importance of Weibo, as disclosed on page 7, please describe the key metrics used by management to evaluate this business, such as the number of advertisers, number of users, number of verified users, advertising sales, etc. Please advise us whether you should provide quantitative and qualitative disclosure of these metrics to allow investors the ability to evaluate your Weibo business through the eyes of management.

Operating Expenses, page 63

2.   We note that Sales and Marketing and Product Development expenses increased by 74% and 92%, respectively, from the prior fiscal year, yet your revenues only increased by 20%. Further, on page 64, you indicate that you expect these expenses "to continue to increase in absolute dollar terms in the near future." Please provide us more detailed quantitative and qualitative explanations for these increases, such as the number of new sales staff and a description of the $39.8 million increase of marketing expenditures to promote Weibo.com and the NBA games. Your description of an increase in absolute dollars for these expenses fails to provide sufficient meaningful information if the trend growth in these spending categories will continue in future periods or if they will stabilize to correlate which your expected revenue growth.

B. Liquidity and Capital Resources, page 67

3.   In your response to comment 7 in your letter dated October 12, 2011, you provided proposed disclosures that you would include in future liquidity discussions regarding (a) the restrictions placed on your PRC subsidiaries and VIEs as it relates to their ability to pay dividends and (b) the significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations compared to accumulated profits as presented in your financial statements. Please tell us why you did not include these disclosures in your current liquidity discussion or explain how and when you intend to address these disclosures. We refer you to Item 5.B.1(b) of Form 20-F.

Cost of Revenues, page F-14

4.   Please provide us with a rollforward of both your short-form and long-form capitalized content costs from December 31, 2010 to December 31, 2011, which includes a separate breakdown of (a) purchases, (b) amortization and (c) impairment charges, if any during the period. Also, tell us the respective weighted average amortization periods for each type of content.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ●   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief